Exhibit 99.7

Chief Executive Officer’s
Letter to Shareholders 2011

Craig Muhlhauser

President and

Chief Executive Officer

Dear Shareholder

2011 was a strong year for Celestica as we continued to build on our track record of providing innovative supply chain solutions and delivering value for our customers. We achieved solid financial and operational performance, and made considerable progress towards our three-year strategic objectives with year-over-year growth in revenue, operating earnings and cash flow, while continuing to invest in our people and enhancing our capabilities and service offerings, aligned with our strategy.

As we enter 2012, we are well positioned to continue to profitably diversify and grow our revenue, expand the range of value-added services we provide to our customers, and increase shareholder value.

2011 Financial Highlights

Revenue grew 11% in 2011 to $7.2 billion, compared to $6.5 billion for 2010. International Financial Reporting Standards (IFRS) net earnings grew 93% to $195.1 million, or $0.89 per share, compared to $101.2 million, or $0.44 per share, for 2010. Adjusted net earnings* grew 22% to $241.9 million, or $1.11 per share, compared to $197.7 million, or $0.86 per share, for 2010.

Our balance sheet performance continued to be very strong. We generated $144.1 million of free cash flow* in 2011, and we ended the year with $658.9 million in cash and no debt, leaving us with the best net cash position among our major North American-based competitors.

On the strength of our net cash position and expected future cash flow generation, we announced a share repurchase program effective February 2012, representing approximately 8.2% of Celestica’s outstanding subordinate voting shares. While our priority continues to be profitable growth, we believe that the repurchase of our shares is a beneficial use of cash to generate value for our shareholders.

Progress to Three-Year Targets

In 2010, we established three-year financial targets that focus on profitable revenue growth, continued operating margin improvement, strong free cash flow generation and return on invested capital (ROIC). We are pleased to report that, with our 2011 performance, we are on track to meet our three-year goals through our relentless focus on operational excellence and our unwavering commitment to enabling our customers’ success.

Revenue growth was strong in 2011, and is on track to our three-year compound annual growth rate target of 6% to 8%. As a result of our value proposition of speed, flexibility and ability to anticipate and respond quickly to unexpected changes, we were awarded a number of new programs with existing and new customers across a wide range of markets.

Operating margins* in 2011 were 3.6%, in line with our 3.5% to 4.0% goal. We continue to focus on improving our operating margins through our diversification strategy, increasing the range of value-added services we provide our customers and further improving our operational performance through an increased emphasis on collaboration and the utilization of tools such as Lean and Six Sigma across the company.

Our 2011 ROIC* performance of 27.5% was strong, in line with our goal of ROIC greater than 20%. Our relentless focus on asset efficiency and strong operating margin performance were key drivers of our success in this area.

Free cash flow* for 2011 was $144.1 million, consistent with our annual goal of generating $100 million to $200 million in cash. Our priority for the use of cash is to invest in the business to not only grow, but to further diversify our revenue and increase our capabilities and service offerings.

Operational performance continued to be strong throughout 2011. We consistently delivered innovative supply chain solutions to our customers to help them respond to today’s volatile markets and we were recognized as a top-performing company on the majority of our top customers’ scorecards.

Revenue grew 11% in 2011 to $7.2 billion

Over the course of the year, we continued to make targeted investments that support our business strategy and financial objectives. Specifically, we invested in our design and development capabilities, made selective capital expenditures to support the growth of existing and new programs, and completed a strategic acquisition that added new capability to Celestica. The acquisition of the contract manufacturing operations of Brooks Automation Inc. gives us additional capabilities in complex electromechanical assembly that we can leverage across a number of our end markets. This acquisition has also added several new market-leading semiconductor equipment customers to our portfolio, further accelerating our diversification efforts.

As a result of our investments and focus on diversified end markets, revenue from this part of the business grew 40% from 2010, to over $1 billion in 2011. Celestica’s diversified end markets represent 18% of total revenue as of the fourth quarter of 2011, and we remain committed to our goal of achieving 25% to 30% of our total revenue from diversified markets.

Looking Forward

We will continue to build on our strong foundation in 2012, focusing on being the best performing company for our customers, while delivering industry-leading financial returns. We are confident in our strategy and we will continue to balance short-term profitability with long-term objectives by continuing to invest in our capabilities to drive future success.

Our priorities include:

•                  Continuing to grow profitably in our targeted markets and business segments

•                  Further improvements in financial results, including operating margins, ROIC and free cash flow

•                  Attracting, developing and enhancing strategic relationships with leading customers throughout the world in our target markets

•                  Investing in people, capabilities, ideas, enabling technologies and service offerings beyond our traditional electronics manufacturing services

We believe that success in these areas will continue to inspire and engage our people, strengthen our competitive position, delight our customers and provide the ability to deliver long-term value for our shareholders.

Despite the challenging economic environment, we are very excited and inspired by the opportunities we see to create even greater value for our customers and shareholders. The entire Celestica team is fully engaged and committed to working together with our customers, suppliers and other partners to drive continuous improvements in operational and financial performance, and to set new standards and benchmarks on the path to achieving industry leadership.

In closing, I am proud of our accomplishments for 2011. I would like to thank all of the members of the Celestica team for their energy, passion and commitment to excellence, and our shareholders for your continued interest and support. We believe Celestica is well positioned for the future and we look forward to building upon this positive momentum in the coming years.

/s/ Craig Muhlhauser
Craig Muhlhauser
President and Chief Executive Officer
Celestica

* Represents non-IFRS measures. See financial highlights table.

Executing a Winning Strategy

How Celestica’s focus and teamwork ensures customer success across the entire product lifecycle, from design and manufacturing through to delivery and after-market support.

Consumer

In the highly competitive consumer industry, time-to-market, quality, and the ability to continually meet demand are critical to our customers’ success. Our innovative supply chain solutions support the entire product lifecycle from design and manufacturing to after-market services, providing our customers with the speed and flexibility they need to meet their customers’ demands.

Communications and Enterprise Computing

To accelerate our growth in the communications and enterprise computing markets, we are investing in areas such as joint design and manufacturing (JDM), which provides our customers with a higher level of product customization, while increasing their ability to get their products to market faster.

Diversified Markets

Through our Global Centers of Excellence, we will further enhance our capabilities in areas such as complex electromechanical assembly, to help meet our customers’ requirements for high-reliability technologies and stringent regulatory compliance. We enable our customers’ success in these technology-rich markets, which include aerospace, defense, healthcare, industrial and green technology.

Services

We are also focused on higher value-added opportunities in markets where our advanced technical capabilities and deep supply chain expertise can deliver advantages to our customers. In support of this strategy, we are expanding our capabilities in the areas of design, engineering, supply chain and after-market services.

Financial Highlights*

	2011	2010	2010	2009	2008	2007
(in millions of U.S. dollars, except per share amounts)	(IFRS) *	(IFRS) *	(GAAP) *	(GAAP) *	(GAAP) *	(GAAP) *

Operations
Revenue	$7,213.0	$6,526.1	$6,526.1	$6,092.2	$7,678.2	$8,070.4
IFRS/GAAP gross margin %	6.8%	6.8%	6.8%	7.1%	6.9%	5.2%
Adjusted gross margin% (1) (2)	7.0%	7.1%	7.1%	7.4%	7.1%	5.3%
IFRS/GAAP selling, general and administrative expenses (SG&A) %	3.5%	3.9%	3.8%	4.0%	3.8%	3.4%
Adjusted SG&A % (1) (2)	3.1%	3.5%	3.4%	3.7%	3.6%	3.3%
EBIAT (1)(3)	$261.1	$224.0	$225.7	$211.1	$250.7	$140.5
EBIAT % or operating margin (1) (3)	3.6%	3.4%	3.5%	3.5%	3.3%	1.7%
Effective tax rate %	1.9%	15.2%	21.2%	8.9%	-0.7%	293.0%
IFRS/GAAP net earnings (loss)	$195.1	$101.2	$80.8	$55.0	$(720.5)	$(13.7)
IFRS/GAAP net earnings (loss) per share — diluted	$0.89	$0.44	$0.35	$0.24	$(3.14)	$(0.06)
Adjusted net earnings (1) (5)	$241.9	$197.7	$196.0	$158.5	$204.2	$68.5
Adjusted net earnings % (1) (5)	3.4%	3.0%	3.0%	2.6%	2.7%	0.8%
Adjusted net earnings per share — diluted (1) (4) (5)	$1.11	$0.86	$0.85	$0.69	$0.89	$0.30

Balance sheet data
Cash	$658.9	$632.8	$632.8	$937.7	$1,201.0	$1,116.7
Total current assets	$2,462.6	$2,561.7	$2,531.4	$2,542.8	$3,171.8	$2,999.6
Total current liabilities	$1,346.6	$1,552.6	$1,562.5	$1,519.8	$1,568.2	$1,446.6
Working capital, net of cash (6)	$383.9	$293.6	$283.7	$245.2	$307.7	$300.7
Free cash flow (1) (7)	$144.1	$106.0	$106.0	$223.7	$127.1	$306.5
Long-term debt (8)	$—	$—	$—	$222.8	$733.1	$758.5
Equity	$1,463.8	$1,282.9	$1,421.3	$1,475.8	$1,365.5	$2,118.2

Key ratios
Days sales outstanding (1) (9)	42	46	46	51	46	42
Inventory turns (1) (9)	7x	8x	8x	8x	9x	8x
Cash cycle days (1) (9)	34	32	32	37	33	40
ROIC (1) (10)	27.5%	27.2%	25.0%	22.0%	14.6%	6.7%
Debt to capital (8)	—	—	—	13.1%	34.9%	26.4%

Weighted average shares outstanding
Basic (in millions)	216.3	227.8	227.8	229.5	229.3	228.9
Diluted (in millions) (4)	218.3	230.1	230.1	230.9	229.3	228.9
Total shares outstanding at December 31 (in millions)	216.5	214.2	214.2	229.5	229.2	228.8

EBIAT calculation (1) (3)
IFRS/GAAP net earnings (loss)	$195.1	$101.2	$80.8	$55.0	$(720.5)	$(13.7)
Add: income tax expense	3.7	18.2	21.8	5.4	5.0	20.8
Add: interest costs	5.4	6.9	6.5	35.0	42.5	51.2
Add: stock-based compensation expense	44.2	41.9	42.3	38.9	23.4	13.2
Add: amortization of intangible assets (excluding computer software)	6.2	5.9	5.9	8.8	15.1	21.3
Add: restructuring and other charges	6.5	32.0	50.7	58.5	33.5	32.5
Add: impairment charges	—	9.1	8.9	12.3	859.3	15.1
Add: losses (gains) related to the repurchase of shares or debt	—	8.8	8.8	(2.8)	(7.6)	—
Add: integration costs related to acquisitions	—	—	—	—	—	0.1
EBIAT (1) (3)	$261.1	$224.0	$225.7	$211.1	$250.7	$140.5

Adjusted net earnings calculation (1) (5)
IFRS/GAAP net earnings (loss)	$195.1	$101.2	$80.8	$55.0	$(720.5)	$(13.7)
Add: stock-based compensation expense	44.2	41.9	42.3	38.9	23.4	13.2
Add: amortization of intangible assets (excluding computer software)	6.2	5.9	5.9	8.8	15.1	21.3
Add: restructuring and other charges	6.5	32.0	50.7	58.5	33.5	32.5
Add: impairment charges	—	9.1	8.9	12.3	859.3	15.1
Add: losses (gains) related to the repurchase of shares or debt	—	8.8	8.8	(2.8)	(7.6)	—
Add: integration costs related to acquisitions	—	—	—	—	—	0.1
Tax adjustment (11)	(10.1)	(1.2)	(1.4)	(12.2)	1.0	—
Adjusted net earnings (1) (5)	$241.9	$197.7	$196.0	$158.5	$204.2	$68.5

(1)

Management uses non-IFRS/non-GAAP measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets. We believe investors use both IFRS/GAAP and non-IFRS/non-GAAP measures to assess management’s past, current and future decisions associated with strategy and allocation of capital, as well as to analyze how businesses operate in, or respond to, swings in economic cycles or to other events that impact core operations. Our non-IFRS/non-GAAP measures include adjusted gross profit and gross margin %, adjusted SG&A, EBIAT or operating margin, adjusted net earnings and adjusted net earnings per share, free cash flow, days sales outstanding, inventory turns, cash cycle days and return on invested capital (ROIC). Non-IFRS/non-GAAP measures do not have any standardized meaning prescribed by IFRS or GAAP and are not necessarily comparable to similar measures presented by other companies. Non-IFRS/non-GAAP measures are not measures of performance under IFRS or GAAP and should not be considered in isolation or as a substitute for any standardized measure under IFRS, Canadian or U.S. GAAP. The most significant limitation to management’s use of non-IFRS/non-GAAP financial measures is that the charges and expenses excluded from non-IFRS/non-GAAP measures are nonetheless charges that are recognized under IFRS/GAAP and that have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS/GAAP results to show a complete picture of our performance, and reconciling non-IFRS/non-GAAP results back to IFRS/GAAP.

(2)

Adjusted gross margin percentage is calculated by dividing adjusted gross profit by revenue. Adjusted gross profit is calculated by excluding stock-based compensation from IFRS/GAAP gross profit. Adjusted SG&A percentage is calculated by dividing adjusted SG&A by revenue. Adjusted SG&A is calculated by excluding stock-based compensation from IFRS/GAAP SG&A.

(3)

EBIAT is defined as earnings before interest, amortization of intangible assets (excluding computer software) and income taxes. EBIAT also excludes stock-based compensation, restructuring and other charges (most significantly restructuring charges), impairment charges (most significantly the write-down of goodwill) and gains or losses related to the repurchase of shares or debt. We have provided a reconciliation of EBIAT to IFRS/GAAP net earnings (loss).

(4)

For purposes of calculating diluted adjusted net earnings per share for 2007, 2008, 2009, 2010 and 2011, the weighted average number of shares outstanding, in millions, was 229.0, 229.6, 230.9, 230.1 and 218.3, respectively.

(5)

Adjusted net earnings is defined as earnings before stock-based compensation, amortization of intangible assets (excluding computer software), restructuring and other charges (most significantly restructuring charges), impairment charges (most significantly the write-down of goodwill), gains or losses related to the repurchase of shares or debt, net of tax adjustments and significant deferred tax write-offs or recoveries. We have provided a reconciliation of adjusted net earnings to IFRS/GAAP net earnings (loss).

(6)	Working capital, net of cash, is calculated as accounts receivable and inventory less accounts payable, including accrued and other current liabilities and provisions.

(7)

Management uses free cash flow as a measure, in addition to cash flow from operations, to assess operational cash flow performance. We believe free cash flow provides another level of transparency to our liquidity as it represents cash generated from operating activities after the purchase of capital equipment and property (net of proceeds from the sale of certain surplus equipment and property) and finance costs paid.

(8)	Debt to capital ratio is calculated as debt divided by capital. Debt consists solely of long-term debt. Capital includes equity and long-term debt.

(9)

Days sales outstanding is calculated as average accounts receivable divided by average daily revenue. Inventory turns is calculated as average cost of sales for the year divided by average inventory. We use a five-point average to calculate average accounts receivable and inventory for the year. Cash cycle days is calculated as the sum of days in accounts receivable and inventory minus days in accounts payable.

(10)

Management uses ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers. Our ROIC measure includes operating margin, working capital management and asset utilization. ROIC is calculated as EBIAT divided by average net invested capital. Net invested capital consists of total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a five-point average to calculate average net invested capital for the year. There is no comparable measure under IFRS or GAAP.

(11)

The adjustment to IFRS/GAAP taxes represent the tax effects on the non-IFRS/non-GAAP adjustments and significant deferred tax write-offs or recoveries that do not impact our core operating performance.

*

The financial highlights table includes data prepared in accordance with International Financial Reporting Standards (IFRS), prior Canadian generally accepted accounting principles (GAAP) and non-IFRS and non-GAAP measures. Effective January 1, 2011, we report our financial results in accordance with IFRS as required for public companies in Canada. We have restated our 2010 comparative financial results to apply IFRS; we are not required to retroactively apply IFRS to periods prior to 2010. The operating results and financial information under the headings 2011 (IFRS) and 2010 (IFRS) reflect data prepared using IFRS. The operating results and financial information under the headings 2009 (GAAP), 2008 (GAAP) and 2007 (GAAP) reflect data prepared using GAAP. Solely to provide a meaningful comparison to the 2009 (GAAP) and prior years’ information, we have included 2010 (GAAP) reflecting comparative data prepared using GAAP.

Celestica 844 Don Mills Road Toronto, Ontario Canada M3C 1V7 www.celestica.com

In Oradea, Romania, a number of our employees joined forces to build housing for local youth through Habitat for Humanity. Rolling up their sleeves and getting their hands dirty, the team spent the day working together to build the foundation for a new home.

In Reynosa, Mexico, employees partnered with local orphanages to help children in need. They organized the purchase of new shoes for children, as well as several day-long events that included clown shows, games, music and other activities.

In South China, employees initiated a program to help local area residents find steady employment. The pilot program, which is called Villagers Workshop, has provided job opportunities for many villagers who may not have otherwise found employment in the area.

In Miyagi, Japan, employees volunteered in the reconstruction efforts in areas in and around Miyagi that were damaged by the tsunami in March 2011.  As well, Celestica employees around the globe raised money to support Red Cross relief efforts in Japan.

Celestica Safe Harbour and Fair Disclosure Statement: This letter contains forward-looking statements including those relating to our future strategies, plans, objectives and goals, as well as our future operational or financial results, cash flow performance and financial position. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions, or may employ such future or conditional verbs as “may,” “will,” “should” or “would” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. Forward looking statements are not guarantees of future performance. The following factors could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: our dependence on a limited number of customers and on our customers’ ability to compete and succeed in their marketplace for the products we manufacture; the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services industry; the challenges of effectively managing our operations and our working capital performance during current economic conditions, including responding to significant changes in demand from our customers; the challenges of managing changing commodity and labor costs; disruptions to our operations, or those of our customers, component suppliers, or our logistics partners, resulting from local events including natural disasters, political instability, labor and social unrest, criminal activity and other risks present in the jurisdictions in which we operate; our inability to retain or expand our business due to execution problems relating to the ramping of new programs; the delays in the delivery and/or general availability of various components and materials used in our manufacturing process; variability of operating results among periods; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; increasing income taxes and our ability to successfully defend tax audits or meet the conditions of tax incentives; the challenge of managing our financial exposures to foreign currency volatility; completing our restructuring activities or integrating our acquisitions; and the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers. Our forward-looking statements are also based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which may involve factors that are beyond our control. The material assumptions may include the following: forecasts from our customers, which range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers’ products; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters and technological developments. These assumptions are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above. These and other risks and uncertainties, as well as other information related to the company, are discussed in the Company’s various public filings at www. sedar.com and www.sec.gov, including our Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian securities regulators, or by contacting Celestica Investor Relations at contactus@celestica.com. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Note that this letter also refers to certain non-IFRS/non-GAAP financial measures. The description of these measures can be found in the “Financial highlights” table. Additional corresponding IFRS/GAAP information and reconciliation to the non-IFRS/non-GAAP measures are included in the Company’s quarterly press releases which are available at www.celestica.com.